                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                          Saratoga Beverage Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   803436 10 4
                                 (CUSIP Number)


               Anthony Malatino                                 Robin Prever
c/o Morgan Stanley, Dean Witter Discover & Co.        c/o Saratoga Beverage Group, Inc.
      1 Keycorp Plaza, Albany, NY 12207           11 Geyser Road, Saratoga Springs, NY 12866

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 17, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement. /_/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 803436 10 4                                          Page 2 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Anthony Malatino

--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------

3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         PF

--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                           USA

--------------------------------------------------------------------------------

                       7        SOLE VOTING POWER

       NUMBER OF                583,095
        SHARES      ------------------------------------------------------------
     BENEFICIALLY
       OWNED BY        8        SHARED VOTING POWER
         EACH
      REPORTING                 0
        PERSON      ------------------------------------------------------------
         WITH
                       9        SOLE DISPOSITIVE POWER

                                583,095
                    ------------------------------------------------------------
                      10        SHARED DISPOSITIVE POWER

                                0

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         583,095

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                                   / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         19.4%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 803436 10 4                                          Page 3 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

         Robin Prever
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------

4        SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                       7        SOLE VOTING POWER

      NUMBER OF                 332,960
        SHARES      ------------------------------------------------------------
     BENEFICIALLY
       OWNED BY        8        SHARED VOTING POWER
         EACH
      REPORTING                 0
        PERSON      ------------------------------------------------------------
         WITH
                       9        SOLE DISPOSITIVE POWER

                                332,960
                    ------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER

                                0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         332,960
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                                   / /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to the Schedule 13D ("Amendment No. 1") originally filed by Anthony Malatino and Robin Prever (the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 17, 1995 (the "Schedule 13D"), relates to the beneficial ownership of shares of the Class A Common Stock, $.01 par value per share (the "Common Stock"), of Saratoga Beverage Group, Inc. (the "Issuer"). This Amendment No. 1 amends and supplements the
Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the
Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND

          (a)This Amendment No. 1 is being filed jointly for Anthony Malatino and Robin Prever (the "Reporting Persons"). From and after the date of filing of this Amendment No. 1, Ms. Prever and Mr. Malatino will file amendments to
Schedule 13D separately.

          (b) The principal address and/or office of Mr. Malatino is c/o Morgan Stanley, Dean Witter Discover & Co., 1 Keycorp Plaza, Albany, NY 12207. The principal address and/or office of Ms. Prever is c/o Saratoga Beverage Group, Inc., 11 Geyser Road, Saratoga Springs, NY 12866.

          (c)Mr. Malatino is a Senior Vice President, Investments of Morgan Stanley, Dean Witter Discover & Co. in the firm's Albany New York office located at 1 Keycorp Plaza, Albany, NY 12207. Ms. Prever is President, Chief Executive Officer, and Director of the Issuer. The principal office of Saratoga Beverage Group, Inc. is 11 Geyser Road, Saratoga Springs, NY 12866.

          (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)Each of the Reporting Persons is a United States citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS

          The source of the funds used by each of the Reporting Persons in their original purchase of the securities of the Issuer was personal funds. The Reporting Persons originally paid an aggregate of approximately $2.15 million for their interest in the Issuer.


ITEM 4.   PURPOSE OF THE TRANSACTION

          Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.
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          Except as disclosed above or in Item 6 below, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Ms. Prever is the beneficial owner of 332,960 shares (10.6%) of Common Stock. Mr. Malatino is the beneficial owner of 583,095 shares (19.4%) of Common Stock. The number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3. The percentage of shares of Common Stock beneficially owned by the Ms. Prever has been calculated based upon 3,147,713 shares of Common Stock, which includes (i) 2,982,713 shares of Common Stock outstanding at May 8, 1997 (as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1997, less the Escrowed Shares (as hereinafter defined)) and (ii) 165,000 shares of Common Stock which are issuable pursuant to currently exercisable options held by Ms. Prever. The percentage of shares of Common Stock beneficially owned by the Mr. Malatino has been calculated based upon 3,011,713 shares of Common Stock, which includes (i) 2,982,713 shares of Common Stock outstanding at May 8, 1997 (as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 1997, less the Escrowed Shares (as hereinafter defined)) and (ii) 29,000 shares of Common Stock which are issuable pursuant to currently exercisable options held by Mr. Malatino.

          (b) Ms. Prever has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 167,960 shares of Common Stock, excluding stock options. Mr. Malatino has the sole power to vote or to direct the vote of, and dispose or direct the disposition of, 554,095 shares of Common Stock, excluding stock options.

          (c) Mr. Malatino sold (i) 6,000 shares of common stock at a price per share of $3.50 and (ii) 2,000 shares of common stock at a price per share of $3.625, in each case in open market sales on June 17, 1997. Except as set forth in the preceeding sentence, neither Reporting Person had any transactions in the common stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          1. As a condition to the Issuer's initial public offering, the Reporting Persons entered into an Escrow Agreement, dated June 30, 1993, which Escrow Agreement is attached hereto as Exhibit A and incorporated herein by reference. Ms. Prever and Mr. Malatino deposited 14,413 and 48,634 shares of Class B Common Stock, respectively (the "Escrowed Shares"), into escrow subject to the Escrow Agreement. The Escrowed Shares were not assignable or transferable, but could be voted, until such time, if ever, as they were released from escrow. The Reporting Persons' rights to the Escrowed Shares were not affected by any change in his or her status as an employee, officer or director of, or his or her relationship with, the Issuer, and, in the event of the death of Ms. Prever or Mr. Malatino, the terms of the Escrow Agreement would have been binding on such Reporting Persons' executor, administrator, estate and legatees. Upon release, if ever, the Escrowed Shares would have been returned to the Reporting Persons. All Escrowed Shares remaining in escrow on April 30, 1997 will be forfeited and then canceled and contributed to the Issuer's capital. On April 30, 1997, in accordance with the terms of the Escrow Agreement, the Escrowed Shares were forfeited and then canceled and contributed to the Issuer's capital.

          2. The Reporting Persons entered into a Voting Trust Agreement, dated August 17, 1992, as amended by Amendment No. 1 thereto dated as of April 30, 1993, and as amended by Amendment No. 2 thereto dated as of July 13, 1995, which Voting Trust Agreement with all amendments thereto is attached hereto as Exhibit B and incorporated herein by reference (collectively, the "Voting Trust Agreement"). Under the Voting Trust Agreement, Mr. Malatino agreed to vote his shares of capital stock of the Issuer in favor of Ms. Prever (or her nominee) for election to the Board of Directors of the Issuer until May 1, 1998. Mr. Malatino and Ms. Prever also agreed to vote their shares of capital stock of the Issuer together on all matters submitted to a stockholder vote; this obligation existed even if Ms. Prever has declined to name a nominee to the Board of Directors. In the event Mr. Malatino and Ms. Prever did not agree on their vote, the Voting Trust Agreement provided that the aggregate shares of capital stock of the Issuer held by them would have been voted in proportion to the other shares of capital stock of the Issuer that were voted. Pursuant to the Voting Trust Agreement, Mr. Malatino and Ms. Prever also each were granted the right to vote the other's shares of stock of the Issuer in the event that he or she became permanently disabled or dies. Each of Mr. Malatino and Ms. Prever granted to the other, under certain circumstances, a right of first refusal to purchase his or her shares of capital stock of the Issuer. The Voting Trust Agreement was terminated as of June 17, 1997, and the termination agreement is annexed hereto as Exhibit F and incorporated by reference herein.

          3. Ms. Prever entered into a Lock-up Agreement (the "Prever Lock-up Agreement") with Triarc Companies, Inc. ("Triarc"), dated as of July 13, 1995, which is attached hereto as Exhibit C and is incorporated herein by reference. Ms. Prever agreed not to sell or otherwise dispose of any Common Stock or Class B Common Stock owned by her for a period of 180 days after July 13, 1995, and thereafter during any 90 day period not to sell or otherwise dispose of any of her Common Stock or Class B Common Stock in an amount greater than 1% of the shares of capital stock of the Issuer outstanding at the time of such sale. The Prever Lock-up Agreement provided that these restrictions would cease (i) upon the exercise of the Warrants in full or (ii) upon the expiration of the Warrants. Ms. Prever also agreed in the Lock-up Agreement to vote to amend the Restated Certificate of Incorporation of the Issuer to convert all her shares of Class B Common Stock into shares of Common Stock if Triarc exercised the Warrants in full. On January 31, 1997, the Prever Lock-up Agreement was terminated by Triarc.

          4. Mr. Malatino entered into a Lock-up Agreement, dated as of July 13, 1995 (the "Malatino Lock-up Agreement"), with Triarc, which is attached hereto as Exhibit D and is incorporated herein by reference. Mr. Malatino agreed not to sell or otherwise dispose of any Common Stock or Class B Common Stock owned by him for a period of 180 days after July 13, 1995, and thereafter during any 90 day period not to sell or otherwise dispose of any of her Common Stock or Class B Common Stock in an amount greater than 2% of the shares of capital stock of the Issuer outstanding at the time of such sale. The Malatino Lock-up Agreement provided that these restrictions would cease (i) upon the exercise of the Warrants in full or (ii) upon the expiration of the Warrants. Mr. Malatino also agreed in the Malatino Lock-up Agreement to vote to amend the Restated Certificate of Incorporation of the Issuer to convert all his shares of Class B Common Stock into shares of Common Stock if Triarc exercised the Warrants in full. On January 31, 1997, the Malatino Lock-up Agreement was terminated by Triarc.

          5. The Reporting Persons entered into a Voting Agreement (the "Triarc Voting Agreement"), dated as of July 13, 1995, by and among the Reporting Persons and Triarc, which Triarc Voting Agreement is attached hereto as Exhibit E and is incorporated herein by reference. The Triarc Voting Agreement was to expire on the later of (i) five years, (ii) the date of exercise of the warrant issued to Triarc to purchase 26% of the Common Stock outstanding on a fully diluted basis on the date of exercise (the "B Warrant"), or (iii) the date on which there were no longer outstanding any shares of Class B Common Stock. In the Triarc Voting Agreement, the Reporting Persons agreed to vote certain shares (the "Shares") of Class B Common Stock, and any Common Stock owned by the Reporting Persons, (a) in favor of the issuance of the B Warrant and the warrant issued to Triarc to purchase 25% of the Common Stock outstanding on a fully diluted basis on the date of exercise (the "A Warrant;" together with the B Warrant the "Warrants"), and (b) in favor of Triarc's nominees to the Board of Directors of the Issuer.

          In addition, the Reporting Persons agreed in the Triarc Voting Agreement, that, to the extent the A Warrant is exercised prior to, and not simultaneously with, the exercise of the B Warrant, to vote a portion of the Shares in the same manner as Triarc voted the shares acquired upon the exercise of the A Warrant such that Triarc would effectively have the right to vote 25% of the voting power of the Common Stock and Class B Common Stock on and after the date of exercise of the A Warrant. In addition, the Reporting Persons also agreed that, to the extent the Warrants were exercised in full, and in connection therewith the Restated Certificate of Incorporation of the Issuer had not been amended to eliminate Class B Common Stock (as would be required by the Prever Lock-Up Agreement and Malatino Lock-Up Agreement described above), to vote a portion of the Shares in the same manner as Triarc voted the shares acquired upon exercise of the Warrants such that Triarc would effectively have the right to vote 51% of the voting power of the Common Stock and Class B Common Stock on and after the date of exercise of the Warrants in full.

          In the Triarc Voting Agreement, the Reporting Persons each agreed to cancel certain options to purchase 75,000 shares of Common Stock.

          On January 31, 1997, the Triarc Voting Agreement was terminated by Triarc.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A*(P)       Escrow Agreement, dated June 30, 1993
          Exhibit B*(P)       Voting Trust Agreement, dated August
                              17, 1992, as amended by Amendment No. 1
                              thereto dated as of April 30, 1993, and as
                              amended by Amendment No.
                              2 thereto dated as of July 13, 1995
          Exhibit C*(P)       Lock-up Agreement, dated July 13, executed by
                              Robin Prever
          Exhibit D*(P)       Lock-up Agreement, dated July 13, executed by
                              Anthony Malatino
          Exhibit E*(P)       Voting Agreement, dated July 13, 1995, between the
                              Reporting Persons and Triarc
          Exhibit F           Termination of Voting Trust Agreement, dated
                              June 17, 1997

          * Incorporated by reference to the Schedule 13D filed with the SEC on August 17, 1995.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June      , 1997

                                        /s/ Robin Prever
                                        ----------------------------------------
                                        Robin Prever



                                        /s/ Anthony Malatino
                                        ----------------------------------------
                                        Anthony Malatino